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                             February 13, 2023

       Nick King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 8
                                                            Filed February 2,
2023
                                                            File No. 024-11306

       Dear Nick King:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

       Post-qualification No. 8 to Offering Statement on Form 1-A Filed February 2, 2023

       General

   1. We note the collections page of your website, at https://vint.co/app/collections, which states that all
collections are currently sold out. However, we note your Series Offering
                                                        Table starting on page
vii, which states that at least two offerings, Series VV-BDX2K and VV-BXEP21, are
currently open. Please advise. If such series are still open, please revise your website to
state as much.
 Nick King
FirstName
VV MarketsLastNameNick King
            LLC
Comapany13,
February  NameVV
            2023 Markets LLC
February
Page 2 13, 2023 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Andrew Stephenson